Exhibit 99.1

17 Education & Technology Group Inc. Announces Second Quarter

2024 Unaudited Financial Results

BEIJING, China, September 5, 2024 — (GLOBE NEWSWIRE) — 17 Education & Technology Group Inc. (NASDAQ: YQ) (“17EdTech” or the “Company”), a leading education technology company in China, today announced its unaudited financial results for the second quarter of 2024.

Second Quarter 2024 Highlights1

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Net revenues were RMB67.5 million (US$9.3 million), compared with net revenues of RMB69.2 million in the second quarter of 2023.
•
Gross margin was 16.0%, compared with 48.3% in the second quarter of 2023.
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Net loss was RMB55.7 million (US$7.7 million), compared with net loss of RMB47.9 million in the second quarter of 2023.
•
Net loss as a percentage of net revenues was negative 82.5% in the second quarter of 2024, compared with negative 69.2% in the second quarter of 2023.
•
Adjusted net loss2 (non-GAAP), which excluded share-based compensation expenses of RMB13.1 million (US$1.8 million), was RMB42.6 million (US$5.9 million), compared with adjusted net loss (non-GAAP) of RMB28.6 million in the second quarter of 2023.
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Adjusted net loss (non-GAAP) as a percentage of net revenues was negative 63.1% in the second quarter of 2024, compared with negative 41.2% adjusted net loss (non-GAAP) as a percentage of net revenues in the second quarter of 2023.

First Half 2024 Highlights

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Net revenues were RMB93.0 million (US$12.8 million), compared with net revenues of RMB78.5 million in the first half of 2023.
•
Gross margin was 22.1%, compared with 45.5% in the first half of 2023.
•
Net loss was RMB111.8 million (US$15.4 million), compared with net loss of RMB140.5 million in the first half of 2023.
•
Net loss as a percentage of net revenues was negative 120.2% in the first half of 2024, compared with negative 178.9% in the first half of 2023.
•
Adjusted net loss (non-GAAP), which excluded share-based compensation expenses of RMB26.5 million (US$3.6 million), was RMB85.3 million (US$11.7 million), compared with adjusted net income (non-GAAP) of RMB92.6 million in the first half of 2023.
•
Adjusted net loss (non-GAAP) as a percentage of net revenues was negative 91.7% in the first half of 2024, compared with 117.9% of adjusted net income (non-GAAP) as a percentage of net revenues in the first half of 2023.

1	For a reconciliation of non-GAAP numbers, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” at the end of this press release.
2	Adjusted net loss represents net loss excluding share-based compensation expenses.

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Mr. Andy Liu, Founder, Chairman and Chief Executive Officer of the Company commented, “In the second quarter of 2024, our core SaaS business achieved robust progress with an impressive top-line growth of 165% quarter-on-quarter, driven by significant expansion and contract winnings in new potential areas.”

“Our innovative, high-quality data-driven teaching and learning SaaS products are delivering substantial academic improvements in our partner schools, offering unique value propositions for our customers.” he added.

Mr. Michael Du, Director and Chief Financial Officer of the Company commented, “As we optimize our operational efficiency, operational loss has shown a diminishing trend in the first half of 2024. Net loss on a GAAP basis continues to narrow compared with the same period last year. As we innovate and provide high-quality, efficient educational solutions, we have effectively implemented the personalized teaching and learning for a broader audience in the evolving digital learning landscape.”

Second Quarter 2024 Unaudited Financial Results

Net Revenues

Net revenues for the second quarter of 2024 were RMB67.5 million (US$9.3 million), which remain relatively stable compared with RMB69.2 million in the second quarter of 2023.

Cost of Revenues

Cost of revenues for the second quarter of 2024 was RMB56.7 million (US$7.8 million), representing a year-over-year increase of 58.6% from RMB35.8 million in the second quarter of 2023, which was mainly due to the increase in project deliveries for our teaching and learning SaaS offerings during the quarter.

Gross Profit and Gross Margin

Gross profit for the second quarter of 2024 was RMB10.8 million (US$1.5 million), compared with RMB33.5 million in the second quarter of 2023.

Gross margin for the second quarter of 2024 was 16.0%, compared with 48.3% in the second quarter of 2023, which was mainly due to the higher proportion of lower margin mixed deliveries in our teaching and learning SaaS projects during the quarter.

Total Operating Expenses

The following table sets forth a breakdown of operating expenses by amounts and percentages of revenue during the periods indicated (in thousands, except for percentages):

	For the three months ended June 30,
	2023		2024			Year-
	RMB	%	RMB	USD	%	over-year
Sales and marketing expenses	21,581	31.2%	16,874	2,322	25.0%	-21.8%
Research and development expenses	36,796	53.1%	23,158	3,187	34.3%	-37.1%
General and administrative expenses	32,904	47.5%	30,934	4,257	45.8%	-6.0%
Total operating expenses	91,281	131.8%	70,966	9,766	105.1%	-22.3%

Total operating expenses for the second quarter of 2024 were RMB71.0 million (US$9.8 million), including RMB13.1 million (US$1.8 million) of share-based compensation expenses, representing a year-over-year decrease of 22.3% from RMB91.3 million in the second quarter of 2023.

Sales and marketing expenses for the second quarter of 2024 were RMB16.9 million (US$2.3 million), including RMB2.0 million (US$0.3 million) of share-based compensation expenses, representing a year-over-year decrease of 21.8% from RMB21.6 million in the second quarter of 2023. This was mainly due to the decrease in the share-based compensation compared with the same period last year.

Research and development expenses for the second quarter of 2024 were RMB23.2 million (US$3.2 million), including RMB3.5 million (US$0.5 million) of share-based compensation expenses, representing a year-over-year decrease of 37.1% from RMB36.8 million in the second quarter of 2023. The decrease was primarily due to efficiency improvements in our research and development work force and expenses.

General and administrative expenses for the second quarter of 2024 were RMB30.9 million (US$4.3 million), including RMB7.5 million (US$1.0 million) of share-based compensation expenses, remain relatively stable compared with RMB32.9 million in the second quarter of 2023.

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Loss from Operations

Loss from operations for the second quarter of 2024 was RMB60.2 million (US$8.3 million), compared with RMB57.8 million in the second quarter of 2023. Loss from operations as a percentage of net revenues for the second quarter of 2024 was negative 89.2%, compared with negative 83.5% in the second quarter of 2023.

Net Loss

Net loss for the second quarter of 2024 was RMB55.7 million (US$7.7 million), compared with net loss of RMB47.9 million in the second quarter of 2023. Net loss as a percentage of net revenues was negative 82.5% in the second quarter of 2024, compared with negative 69.2% in the second quarter of 2023.

Adjusted Net Loss (non-GAAP)

Adjusted net loss (non-GAAP) for the second quarter of 2024 was RMB42.6 million (US$5.9 million), compared with adjusted net loss (non-GAAP) of RMB28.6 million in the second quarter of 2023. Adjusted net loss (non-GAAP) as a percentage of net revenues was negative 63.1% in the second quarter of 2024, compared with negative 41.2% of adjusted net loss (non-GAAP) as a percentage of net revenues in the second quarter of 2023.

Please refer to the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” at the end of this press release for a reconciliation of net loss under U.S. GAAP to adjusted net loss (non-GAAP).

Cash and Cash Equivalents, Restricted Cash and Term Deposit

Cash and cash equivalents, restricted cash and term deposit were RMB410.7 million (US$56.5 million) as of June 30, 2024, compared with RMB476.7 million as of December 31, 2023.

Share Repurchase Program

On September 4, 2024, the board of directors of the Company approved a share repurchase program whereby the Company is authorized to repurchase up to US$10 million worth of its ordinary shares (including in the form of American depositary shares) during a 12-month period starting from September 4, 2024.

The Company’s proposed repurchases may be made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The Company’s board of directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size. The Company expects to fund the repurchases out of its existing cash balance.

Conference Call Information

The Company will hold a conference call on Wednesday, September 4, 2024 at 9:00 p.m. U.S. Eastern Time (Thursday, September 5, 2024 at 9:00 a.m. Beijing time) to discuss the financial results for the second quarter of 2024.

Please note that all participants will need to preregister for the conference call participation by navigating to https://register.vevent.com/register/BI064e9d5ff6f646d792c47a4f6106b757.

Upon registration, you will receive an email containing participant dial-in numbers, and PIN number. To join the conference call, please dial the number you receive, enter the PIN number, and you will be joined to the conference call instantly.

Additionally, a live and archived webcast of this conference call will be available at https://ir.17zuoye.com/.

Non-GAAP Financial Measures

17EdTech’s management uses adjusted net income (loss) as a non-GAAP financial measure to gain an understanding of 17EdTech’s comparative operating performance and future prospects.

Adjusted net income (loss) represents net loss excluding share-based compensation expenses and such adjustment has no impact on income tax.

Adjusted net income (loss) is used by 17EdTech’s management in their financial and operating decision-making as a non-GAAP financial measure; because management believes it reflects 17EdTech’s ongoing business and operating performance in a manner that allows meaningful period-to-period comparisons. 17EdTech’s management believes that such non-GAAP measure

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provides useful information to investors and others in understanding and evaluating 17EdTech’s operating performance in the same manner as management does, if they so choose. Specifically, 17EdTech believes the non-GAAP measure provides useful information to both management and investors by excluding certain charges that the Company believes are not indicative of its core operating results.

The non-GAAP financial measure has limitations. It does not include all items of income and expense that affect 17EdTech’s income from operations. Specifically, the non-GAAP financial measure is not prepared in accordance with GAAP, may not be comparable to non-GAAP financial measures used by other companies and, with respect to the non-GAAP financial measure that excludes certain items under GAAP, does not reflect any benefit that such items may confer to 17EdTech. Management compensates for these limitations by also considering 17EdTech’s financial results as determined in accordance with GAAP. The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with US GAAP.

Exchange Rate Information

The Company’s business is primarily conducted in China and all of the revenues are denominated in Renminbi (“RMB”). However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars (“USD” or “US$”) using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the consolidated balance sheets and the related consolidated statements of operations, comprehensive loss, change in shareholders’ deficit and cash flows from RMB into USD as of and for the three months ended June 30, 2024 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB7.2672 representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on June 28, 2024. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 28, 2024, or at any other rate.

About 17 Education & Technology Group Inc.

17 Education & Technology Group Inc. is a leading education technology company in China, offering smart in-school classroom solution that delivers data-driven teaching, learning and assessment products to teachers, students and parents. Leveraging its extensive knowledge and expertise obtained from in-school business over the past decade, the Company provides teaching and learning SaaS offerings to facilitate the digital transformation and upgrade at Chinese schools, with a focus on improving the efficiency and effectiveness of core teaching and learning scenarios such as homework assignments and in-class teaching. The product utilizes the Company’s technology and data insights to provide personalized and targeted learning and exercise content that is aimed at improving students’ learning efficiency.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about 17EdTech’s beliefs and expectations, are forward-looking statements. 17EdTech may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 17EdTech’s growth strategies; its future business development, financial condition and results of operations; its ability to continue to attract and retain users; its ability to carry out its business and organization transformation, its ability to implement and grow its new business initiatives; the trends in, and size of, China’s online education market; competition in and relevant government policies and regulations relating to China's online education market; its expectations regarding demand for, and market acceptance of, its products and services; its expectations regarding its relationships with business partners; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in 17EdTech’s filings with the SEC. All information provided in this press release is as of the date of this press release, and 17EdTech does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

17 Education & Technology Group Inc.

Ms. Lara Zhao

Investor Relations Manager

E-mail: ir@17zuoye.com

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17 EDUCATION & TECHNOLOGY GROUP INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of RMB and USD, except for share and per ADS data, or otherwise noted)
	As of December 31,	As of June 30,
	2023	2024	2024
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	306,929	349,066	48,033
Term deposits	169,756	61,613	8,478
Accounts receivable	59,206	35,656	4,906
Prepaid expenses and other current assets	94,835	93,919	12,924
Total current assets	630,726	540,254	74,341
Non-current assets
Property and equipment, net	32,013	26,134	3,596
Right-of-use assets	20,007	19,230	2,646
Other non-current assets	1,780	2,976	410
TOTAL ASSETS	684,526	588,594	80,993
LIABILITIES
Current liabilities
Accrued expenses and other current liabilities	128,001	98,771	13,591
Deferred revenue and customer advances, current	44,949	54,122	7,447
Operating lease liabilities, current	7,647	6,936	954
Total current liabilities	180,597	159,829	21,992

	As of December 31,	As of June 30,
	2023	2024	2024
	RMB	RMB	USD
Non-current liabilities
Operating lease liabilities, non-current	9,660	11,164	1,536
TOTAL LIABILITIES	190,257	170,993	23,528
SHAREHOLDERS' EQUITY
Class A ordinary shares	305	305	42
Class B ordinary shares	38	38	5
Treasury stock	(97)	(445)	(61)
Additional paid-in capital	10,987,407	11,014,149	1,515,597
Accumulated other comprehensive income	77,363	86,119	11,851
Accumulated deficit	(10,570,747)	(10,682,565)	(1,469,969)
TOTAL SHAREHOLDERS' EQUITY	494,269	417,601	57,465
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	684,526	588,594	80,993

17 EDUCATION & TECHNOLOGY GROUP INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of RMB and USD, except for share and per ADS data, or otherwise noted)
	For the three months ended June 30,
	2023	2024	2024
	RMB	RMB	USD
Net revenues	69,246	67,491	9,287
Cost of revenues	(35,766)	(56,707)	(7,803)
Gross profit	33,480	10,784	1,484
Operating expenses (Note 1)
Sales and marketing expenses	(21,581)	(16,874)	(2,322)
Research and development expenses	(36,796)	(23,158)	(3,187)
General and administrative expenses	(32,904)	(30,934)	(4,257)
Total operating expenses	(91,281)	(70,966)	(9,766)
Loss from operations	(57,801)	(60,182)	(8,282)
Interest income	8,069	4,389	604
Foreign currency exchange (loss) gain	148	84	12
Other income, net	1,639	8	1
Loss before provision for income tax and income from equity method investments	(47,945)	(55,701)	(7,665)
Income tax expenses	—	—	—
Income from equity method investments	19	—	—
Net loss	(47,926)	(55,701)	(7,665)
Net loss available to ordinary shareholders of 17	(47,926)	(55,701)	(7,665)
Education & Technology Group Inc.
Net loss per ordinary share
Basic and diluted	(0.10)	(0.14)	(0.02)
Net loss per ADS (Note 2)
Basic and diluted	(5.00)	(7.00)	(1.00)
Weighted average shares used in calculating net loss per ordinary share
Basic and diluted	478,317,045	387,986,694	387,986,694

Note 1: Share-based compensation expenses were included in the operating expenses as follows:

	For the three months ended June 30,
	2023	2024	2024
	RMB	RMB	USD
Share-based compensation expenses:
Sales and marketing expenses	4,890	2,039	281
Research and development expenses	6,870	3,547	488
General and administrative expenses	7,614	7,526	1,036
Total	19,374	13,111	1,805

Note 2: Each one ADS represents fifty Class A ordinary shares. Effective on December 18, 2023, the Company changed the ratio of its ADS to its Class A ordinary shares from one ADSs representing ten Class A ordinary shares to one ADS representing fifty Class A ordinary shares. All earnings per ADS figures in this report give effect to the foregoing ADS to share ratio change.

17 EDUCATION & TECHNOLOGY GROUP INC.
Reconciliations of non-GAAP measures to the most comparable GAAP measures
(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended June 30,
	2023	2024	2024
	RMB	RMB	USD
Net Loss	(47,926)	(55,701)	(7,665)
Share-based compensation	19,374	13,111	1,805
Income tax effect	—	—	—
Adjusted net loss	(28,552)	(42,590)	(5,860)

17 EDUCATION & TECHNOLOGY GROUP INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of RMB and USD, except for share and per ADS data, or otherwise noted)
	For the six months ended June 30,
	2023	2024	2024
	RMB	RMB	USD
Net revenues	78,519	92,992	12,796
Cost of revenues	(42,776)	(72,406)	(9,963)
Gross profit	35,743	20,586	2,833
Operating expenses (Note 1)
Sales and marketing expenses	(43,409)	(35,661)	(4,907)
Research and development expenses	(81,069)	(42,239)	(5,812)
General and administrative expenses	(73,086)	(65,779)	(9,051)
Total operating expenses	(197,564)	(143,679)	(19,770)
Loss from operations	(161,821)	(123,093)	(16,937)
Interest income	15,843	9,526	1,311
Foreign currency exchange gain	161	244	34
Other income, net	5,351	1,545	213
Loss before provision for income tax and income from equity method investments	(140,466)	(111,778)	(15,379)
Income tax expenses	—	—	—
Income from equity method investments	3	—	—
Net loss	(140,463)	(111,778)	(15,379)
Net loss available to ordinary shareholders of 17	(140,463)	(111,778)	(15,379)
Education & Technology Group Inc.
Net loss per ordinary share
Basic and diluted	(0.29)	(0.29)	(0.04)
Net loss per ADS (Note 2)
Basic and diluted	(14.50)	(14.50)	(2.00)
Weighted average shares used in calculating net loss per ordinary share
Basic and diluted	482,415,249	387,776,710	387,776,710

Note 1: Share-based compensation expenses were included in the operating expenses as follows:

	For the six months ended June 30,
	2023	2024	2024
	RMB	RMB	USD
Share-based compensation expenses:
Sales and marketing expenses	9,957	4,065	559
Research and development expenses	13,834	7,327	1,008
General and administrative expenses	24,078	15,108	2,079
Total	47,869	26,499	3,646

Note 2: Each one ADS represents fifty Class A ordinary shares. Effective on December 18, 2023, the Company changed the ratio of its ADS to its Class A ordinary shares from one ADSs representing ten Class A ordinary shares to one ADS representing fifty Class A ordinary shares. All earnings per ADS figures in this report give effect to the foregoing ADS to share ratio change.

17 EDUCATION & TECHNOLOGY GROUP INC.
Reconciliations of non-GAAP measures to the most comparable GAAP measures
(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the six months ended June 30,
	2023	2024	2024
	RMB	RMB	USD
Net Loss	(140,463)	(111,778)	(15,379)
Share-based compensation	47,869	26,499	3,646
Income tax effect	—	—	—
Adjusted net loss	(92,594)	(85,279)	(11,733)